Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                        November 18, 2011
VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: AllianceBernstein Cap Fund, Inc. - AllianceBernstein Dynamic All Market Fund
               AllianceBernstein Cap Fund, Inc. - AllianceBernstein Dynamic All Market Plus Fund
               Post-Effective Amendment Nos. 106 and 107
               File Nos. 2-29901 and 811-01716

Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Cap Fund, Inc. on behalf of its series, AllianceBernstein Dynamic All Market Fund and AllianceBernstein Dynamic All Market Plus Fund (each a "Fund" and collectively, the "Funds"), as provided orally to Young Seo of this office on October 25, 2011. The Staff's comments and our responses are discussed below.

Prospectus
----------

Comment 1:    Fees and Expenses of the Funds: Any acquired fund fees and expenses each Fund pays should be disclosed in the fee table.

Response:     Acquired fund fees and expenses will be disclosed in the fee table.

Comment 2:    Fees and Expenses of the Funds: Any expenses not covered by the fee waiver should be listed in the footnote.

Response:     We have revised the disclosure in response to this comment.

Comment 3:    Principal Strategies: With respect to each Fund, the second sentence of the first paragraph states that "[i]n managing the Fund, the Adviser will use both fundamental analysis and its proprietary dynamic asset allocation process". Please articulate factors that are considered when the Adviser decides which securities will be purchased and sold.

Response:     The disclosure in this paragraph is intended to provide
              information on how the Adviser allocates investments among broad asset classes. We have clarified the disclosure to refer to "asset allocation decisions". The Adviser's considerations in making decisions on the purchase and sale of specific securities for the Funds are addressed in the fourth paragraph under Principal
              Strategies, and we have revised the disclosure in such paragraph to provide clarification in this regard.

Comment 4:    Principal Strategies: With respect to each Fund, the first sentence of the second paragraph states that "the Adviser will seek to allocate the Fund's investments such that the Fund's asset classes contribute to the Fund's overall expected risk and volatility in a more balanced way than is typical in a traditional balanced portfolio". The reference to a balanced fund should be deleted unless each Fund invests at least 25% of its assets in debt securities. In addition, the Funds' risks are not comparable to those of balanced funds because the Funds use leverage and invests in derivatives.

Response:     We have revised the disclosure and deleted the reference to a balanced fund in response to this comment. However, we wish to emphasize to the Staff that, in light of the Funds' strategy to generally have greater exposures to lower risk asset classes than to higher risk asset classes, the Adviser believes that the Funds' risk and volatility generally will be comparable to that of a traditional balanced portfolio.

Comment 5:    Principal Strategies: Please provide a definition of the term,
              "desired overall risk/return profile", in the fourth sentence of the second paragraph.

Response:     We have revised the disclosure in response to this comment.

Comment 6:   Principal Strategies: Please provide disclosure regarding whether the Subsidiary will invest in commodity pools.

Response:     We have revised the disclosure in response to this comment.

Comment 7:   Principal Strategies: Please confirm whether investments in the
              Subsidiary will be considered an illiquid investment.

Response:     This is to confirm that investments in the Subsidiary will not be considered illiquid. Each Fund's investment in the Subsidiary can be redeemed at any time.

Comment 8:    Principal Risks: "High Yield Debt Security Risk" disclosure needs to include the concept that high yield debt securities are speculative.

Response:     We have not revised the disclosure in response to this comment. We believe that disclosing the risks of these fixed-income securities is appropriate and that the use of the term "speculative" does not impart any additional information necessary for investor understanding of these securities' risks.

Comment 9:   Principal Risks: The IRS has stopped issuing private letter rulings on investment company subsidiaries investing in commodities. In light of this development, the Staff thinks it may be appropriate to include disclosure regarding regulatory risk in connection with subsidiary risk disclosure. Please add such disclosure or provide explanation why such disclosure is not needed.

Response:     We understand that the IRS has temporarily paused its issuance of private letter rulings. In any event, we have revised the disclosure in response to this comment.

Comment 10:  Principal Risks: Given the uncertainty on the IRS' position regarding investment company subsidiaries investing in commodities, please confirm whether the Fund is relying on an opinion of counsel.

Response:     This is to confirm that the Funds will be relying on an opinion of counsel regarding the tax treatment of the Funds' investments in their subsidiaries. Disclosure to this effect is included in the Dividends, Distributions and Taxes section of the Prospectus.

Comment 11:   Additional Information About the Funds' Risks and Investments -
              Derivatives: Regarding credit default swap agreements ("CDS"), if a Fund expects to sell, please confirm that the Fund will cover the full notional value of the CDS.

Response:     Each Fund covers its position in accordance with the 1940 Act, the rules thereunder, and SEC and staff interpretative guidance.

Comment 12:  Additional Information About the Funds' Risks and Investments -
              Investments in Wholly-Owned Subsidiary: Please confirm that (i) each Fund's Subsidiary has the same custodian and auditor as the Fund, (ii) the Subsidiary will submit to service of process and examination of its books, (iii) the Funds' board controls the Subsidiary and (iv) the Subsidiary's board will execute each Fund's registration statements.

Response:     This is to confirm that (i) each Fund's Subsidiary has the same custodian and auditor as the Fund, (ii) the Subsidiary will submit to service of process and examination of its books, (iii) the Funds' board controls the Subsidiary and (iv) the Subsidiary's board will execute each Fund's registration statement.

Comment 13:  Management of the Funds: The fourth paragraph states that the
              Adviser provides investment advisory services for the Subsidiary but the Subsidiary pays no advisory fees. Please disclose who pays for these services.

Response:     We have revised the disclosure in response to this comment.

Comment 14:  Dividends, Distributions and Taxes: The IRS has stopped issuing private letter rulings on investment company subsidiaries investing in commodities. In light of this development, please revise the first sentence of the last paragraph to reflect the current status. Also, the sentence, "the Fund will seek a private letter ruling from the IRS confirming that income derived from the Fund's investment in the Subsidiary will constitute qualifying income to the Fund", should be revised since the Funds will not obtain the IRS confirmation at the moment.

Response:     We have revised the disclosure in response to this comment.

Comment 15:   Principal Strategies: [This comment applies only to Dynamic All
              Market Plus Fund.] The Principal Strategies section needs to provide an explanation of the linkage between the word, "Plus", in the Fund's name and its strategies.

Response:     We have revised the disclosure in response to this comment by clarifying and providing additional discussion of the active security selection for this Fund within each asset class.

                                     * * *

      We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) each Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                   Sincerely,


                                                   /s/ Young Seo
                                                   -------------
                                                       Young Seo


cc:   Emilie D. Wrapp, Esq.
      Eric Freed, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.


SK 00250 0468 1237745